

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2011

Michael Rapp, President
Plastron Acquisition Corp. III
712 Fifth Avenue
New York, NY 10019

  Re: Plastron Acquisition Corp. IV
    Amendment No. 2 to Form 10-12g
    Filed October 4, 2011
    File No. 000-54465

Dear Mr. Rapp:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Pamela Howell
         for

         John Reynolds
         Assistant Director